February 19, 2021

VIA EDGAR TRANSMISSION

Mr. Scott W. Lee

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant”), File Nos. 333-178833 and 811-22655

Dear Mr. Lee:

On November 27, 2020, the Registrant, on behalf of its proposed new series, Centerstone International Fund and Centerstone Investors Fund (each a “Fund” and collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on January 11, 2021, you provided me with the comments of the Staff of the Securities and Exchange Commission (“SEC”) to the Amendment. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Revised disclosures are italicized or struck through.

Comment 1: Please include disclosure on the cover of the Prospectus stating that the SEC has not approved the securities presented in the Prospectus or passed upon the adequacy of the disclosures in the Prospectus, and that any statement to the contrary would be a criminal offense.

Response: The Registrant has added the following disclosure to the cover of the Prospectus:

This Prospectus provides important information about the Funds that you should know before investing. Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Comment 2: In the preamble to each Fee Table, please include disclosure that the table describes the fees and expense if you buy, hold and sell shares of the relevant Fund.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Scott Lee February 19, 2021 Page 2

Response: The Registrant has amended its disclosures to state the following:

This table describes the fees and expenses that you may pay if you buy, ~~and~~ hold and sell shares of the . . . Fund.

Comment 3: In the principal investment strategy disclosures for each Fund, please define “supranational organizations” in plain English as used therein.

Response: The Registrant has amended its disclosures to state the following:

The . . . Fund may generally invest in the following fixed income securities: notes, bills and debentures, bank debt obligations, high-yield debt securities rated below investment grade, convertible securities, Rule 144A securities (Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public); and securities issued by ~~supranational~~ international government or quasi-government organizations and sovereign debt securities.

Comment 4: It appears that each Fund can invest more than 15% in potentially illiquid assets. Please explain how the Funds determined that their investments strategies are appropriate for an open-end structure, including an analysis of the general market data and relevant factors as disclosed in SEC Release No. 32315 (Oct. 2016) adopting Rule 22e-4 under the Investment Company Act of 1940, as amended.

Response: At the outset, the Registrant notes that the Funds’ Statement of Additional Information explicitly states that each Fund will not invest more than 15% in illiquid securities. The Registrant further notes that “[s]ecurities offered pursuant to rule 144A under the Securities Act may be considered liquid under the 15% guideline depending on certain factors.” See SEC Release No. 32315 at n.40. The liquidity of such securities will be determined through a liquidity risk management process that considers the market, trading, and investment-specific considerations for those types of securities. When assessing whether the Funds’ investment strategies were appropriate for an open-end structure, the Registrant’s Liquidity Program Administrator (“LPA”) focused on the liquidity risk of the Funds and how that risk might affect the Funds’ ability to meet reasonably expected redemptions. Redeemability is the defining feature of open-end investment companies, and the LPA will monitor the Funds’ holdings for daily liquidity.

Comment 5: Please define or explain in plain-English the terms “fundamental value,” “global, bottom-up oriented” and “margin of safety” as they are used in the principal investment strategy disclosures of each Fund. If appropriate, please express the “margin of safety” as a number or percentage.

Mr. Scott Lee February 19, 2021 Page 3

Response: The Registrant has amended its Item 4 disclosures to state the following:

The Investors Fund particularly seeks companies that have financial strength and stability, strong management and fundamental or intrinsic value. “Intrinsic value” is based on our judgment of what a prudent and rational business buyer would pay in cash for all of the company in normal markets. The Adviser will follow a global, bottom-up oriented long-term investment philosophy that identifies investment opportunities through intensive research of individual companies and generally does not focus or rely on current stock market conditions. The Investors Fund will focus its investments in areas where the Adviser finds the most compelling opportunities at any given moment and on situations that, in the Adviser’s opinion, have the potential for capital appreciation. The investment philosophy and strategy of the Investors Fund seeks a “margin of safety” in investments, i.e., where the market price of an investment is below its fundamental value, with the goal being to avoid permanent impairment of capital (as opposed to temporary losses in share value relating to shifting investor sentiment or other normal share price volatility).

. . .

The International Fund particularly seeks companies that have financial strength and stability, strong management and fundamental or intrinsic value. “Intrinsic value” is based on our judgment of what a prudent and rational business buyer would pay in cash for all of the company in normal markets. The Adviser will follow a bottom-up oriented long-term investment philosophy. The International Fund identifies investment opportunities through intensive research of individual companies and generally does not focus or rely on current stock market conditions and other macro factors when assessing potential investment opportunities. The investment philosophy and strategy of the International Fund seeks a “margin of safety” investments, i.e., where the market price of an investment is below its fundamental value, with the goal being to avoid permanent impairment of capital (as opposed to temporary losses in share value relating to shifting investor sentiment or other normal share price volatility).

Comment 6: The Funds’ disclosures appear to conflate “speculative purposes” with “non-hedging” purposes. Please clarify what is meant by “speculative purposes.”

Response: The Registrant has amended its disclosures to state the following:

Mr. Scott Lee February 19, 2021 Page 4

The . . . Fund may invest in derivatives primarily to seek to hedge exposure to certain markets and securities and/or for ~~speculative (i.e.,~~ non-hedging~~)~~ speculative purposes that seek to take maximum advantage of market fluctuations.

Comment 7: In each Fund’s disclosure of “Market Risk,” please consider including a statement regarding Brexit in either the summary or statutory risk disclosures.

Response: The Registrant has added the following paragraph to its Item 9 disclosures of “Market Risk”:

The withdrawal of the United Kingdom (“UK”) from the European Union (the “EU”) on January 31, 2020, commonly referred to as “Brexit,” may have potential consequences on the Funds. It is possible that measures could be taken to revote the issue of the withdrawal, or that regions of the UK could seek to separate and return to the EU. The Funds may be exposed to volatile trading markets and significant and unpredictable currency fluctuations over a short period of time, and potentially lower economic growth in the UK, Europe and globally. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions. Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact a Fund’s investments in securities issued by companies located in EU countries. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching.

Comment 8: Please consider whether “Sector Risk” and “Private Fund Risk” are principal investment risks of either Fund and either add principal investment strategy disclosures, or delete principal investment risk disclosures, as appropriate.

Response: The Registrant has confirmed that neither “Sector Risk” nor “Private Fund Risk” are principal investment risks of either Fund and has deleted them from the Funds’ principal investment risk disclosures.

Comment 9: Please include disclosure on the transition away from LIBOR in each Fund’s principal investment risk disclosures.

Response: The Registrant has confirmed with adviser that LIBOR Risk is inapplicable to the Funds as the Funds do not have exposure to LIBOR-linked investments as part of their principal investment strategies.

Mr. Scott Lee February 19, 2021 Page 5

Comment 10: In the disclosure of the Portfolio Manager, please replace “Inception” with the month and year of the relevant Fund’s inception.

Response: The Registrant has amended its disclosures accordingly.

Comment 11: Please confirm the cross-reference to “Shareholder Information—More About Class A Shares” on page 11 of the Prospectus.

Response: The Registrant has updated the cross-reference for “Shareholder Information—More About Class A Shares” to the correct page.

Comment 12: In the performance disclosure for Centerstone Investors Fund, please include a statement that performance for the Fund will be presented in this section of the Prospectus in the future.

Response: The Registrant has amended its disclosures to state the following:

You should be aware that the Predecessor Fund’s past performance (before and after taxes) may not be an indication of how the Investors Fund will perform in the future. In the future, performance information will be presented in this section of the Prospectus. Shareholder reports containing financial and performance information are mailed to shareholders semi-annually.

Comment 13: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Funds’ Item 9 risk disclosures as requested. Those disclosures are for both Funds, and the disclosed risks may impact each Fund differently. Thus, there is no way to re-order the risk disclosures in a meaningful way without creating confusion for investors or adding duplicative disclosures. The Registrant notes that each Fund’s Item 4 risk disclosures are listed in order of materiality to the relevant Fund.

Mr. Scott Lee February 19, 2021 Page 6

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser